UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

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[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON SEPTEMBER 22, 2010

DATE, TIME, AND PLACE:

September 22, 2010, at 10:15 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The majority of the Company’s Board of Directors members, as follows: Mr. Marcial Angel Portela Alvarez – Chairman of the Board of Directors; Mr. Fabio Colletti Barbosa - Vice-Chairman of the Board of Directors; Messrs. José Manuel Tejón Borrajo, José de Menezes Berenguer Neto, José de Paiva Ferreira, Celso Clemente Giacometti, José Roberto Mendonça de Barros and Mss. Viviane Senna Lalli - Directors. Absent by justified reasons Mr. José Antonio Alvarez Alvarez – Director. The Senior Vice-President Executive Officer Mr. Carlos Alberto López Galán was also attended the Meeting.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company’s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Marcial Angel Portela Alvarez, who invited Mr. Marco Antônio Martins de Araújo Filho, Company’s Executive Officer, to act as the Secretary.

AGENDA:

(a) approve the proposal for declaration of Interest on Company’s Capital, in the amount of R$ 530,000,000.00 (five hundred and thirty million reais), according to the proposal of the Board of Executive Officers of September 16, 2010; (b) approve the Company’s internal controlling report; (c) approve the Policy for the Company’s Related Party Transactions; and (d) acknowledge (i) the Company’s economic financial results related to August, 2010; and (ii) the organizational structure, market and activities performance by the Company´s controlled companies in the insurance segment.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the items of the Agenda, after examination and discussion of such matters, and based on the documents submitted to the Directors, which will be filed at the Company’s main place of business, the Company´s Board of Directors, unanimously and without any restrictions, resolved to:

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(a)        Approve, pursuant to the article 17, items X and XVIII, of the Company’s Bylaws the proposal of the Board of Executive Officers, according to the Board meeting held on September 16, 2010, at 10 a.m., to declare, ad referendum of the General Annual Meeting to be held on 2011, of Interest on the Company´s Capital in the gross amount of R$ 530,000,000.00 (five hundred and thirty million reais), corresponding to R$ 1.26896153 per batch of one thousand (1,000) ordinary shares, R$ 1.39585768 per batch of one thousand (1,000) preferred shares, and R$ 139.58576815 per batch of one thousand (1,000) Units, which after the deduction of the amount related to the Income Tax Withheld at Source (“IRRF”), pursuant to the laws in force, result the net amount corresponding to R$ 1.0786173005 per batch of one thousand (1,000) ordinary shares, R$ 1.1864790280 per batch of one thousand (1,000) preferred shares, and R$ 118.6479029275 per batch of one thousand (1,000) Units, except for immune and/or exempt shareholders. According to the Proposal of the Board of Executive Officers, the shareholders entitled for the Interest on Company’s Capital hereby approved will be the ones registered in the Company’s books at the end of September 22, 2010, including. Therefore, as of September 23, 2010, including, the Company’s shares shall be traded “Ex- Interest on Capital”. The amount of Interests on Capital approved shall be fully included in the mandatory dividends to be distributed by the Company in relation to the fiscal year of 2010, and shall be paid on February 25, 2011, without any monetary restatement. It was certified to the Directors that the value of the Interest on Company’s Capital proposed by the Executive Officers in the base-year meets the limits established in the tax regulations. Finally, the Directors authorized the Board of Executive Officers to take all measures required to publish the relevant “Notice to the Shareholders”, to disclose the resolutions herein to the market;

(b)       Approve, pursuant to item I of the sole paragraph of article 3º of Resolution 2.554, of September 24, 1998 and second paragraph of article 3º of Resolution 3.380, of June 29, 2006, both issued by the Brazilian National Monetary Council, and sole paragraph of article 4º of Circular SUSEP 249, of February 24, 2006, issued by the Superintendence of Private Insurance, the Company’s internal controlling report, which will be filled at the Company´s main place of business;

It is registered that Mr. Gustavo José Costa Roxo da Fonseca, Company´s Vice-President Executive Officer, attended the Meeting to render clarifications related to item (b) of the Agenda.

(c)        Approve the Policy for the Company’s Related Party Transactions, which will be filled at the Company´s main place of business, and shall henceforth as of this date, as per Attachment I of this minutes; and

(d)       Finally, acknowledge (i) the Company’s economic financial results related to August, 2010; and (ii) the organizational structure, market and activities performance by the Company´s controlled companies in the insurance segment.

CLOSING: There being no further matters to be resolved, the Meeting was closed and these Minutes were prepared, which after read and approved, was signed by all attended Directors and the Secretary. São Paulo, September 22, 2010. a) Sr. Marcial Angel Portela Alvarez - Chairman of the Board of Directors; Sr. Fabio Colletti Barbosa - Vice-Chairman of the Board of Directors; Messrs. José Manuel Tejón Borrajo, José de Menezes Berenguer Neto, José de Paiva Ferreira, Celso Clemente Giacometti, José Roberto Mendonça de Barros and Sra. Viviane Senna Lalli - Directors. Marco Antônio Martins de Araújo Filho - Secretary of the Board.

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I certify that this is a true copy of the Minutes kept in the proper Book of Meetings of the Company’s Board of Directors.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary of the Board

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Attachment I

BANCO SANTANDER (BRASIL) S.A.

POLICY FOR RELATED-PARTY TRANSACTIONS

1.         Purpose and application. The purpose of this Policy is to provide rules which aim at assuring that all decisions, in particular those involving related parties and other situations with potential conflict of interests, will be alligned with the interests of Banco Santander (Brasil) S.A. (the “Bank”) and its shareholders. This policy applies to all collaborators and administrators of the Bank and its controlled companies.

2.         Definition of related parties. Related parties are deemed to be individuals or legal entities with which the Bank may contract under conditions without the independence that characterize transactions with parties foreign to the Bank.

2.1.      According to Technical Pronouncement CPC No. 5, issued by the Accounting Pronouncements Committee and approved by the Brazilian Securities and Exchange Commission by means of Resolution CVM No. 560, of December 11, 2008, related-party transactions are defined as the “transfer of resources, services or obligations between related parties, regardless of the attribution or not of a value to the transaction”.

2.2.      Pursuant to the above mentioned Technical Pronouncement, a related party is deemed to be entities related to the Bank:

(a)        either directly or indirectly through one or more intermediates, when the party: (i) controls, is controlled by, or is under the common control of the Bank (including controlling or controlled companies); (ii) has an interest in the Bank which provided significant influence over the Bank; or (iii) has a joint control over the Bank;

(b)        if it is an associated company of the Bank;

(c)        if it is a joint venture where the entity is an investor;

(d)       if he/she is a key-member of the Bank’s or the Bank’s controlling company management; key-members are individuals with authority and responsibility for the planning, management and control of the Bank’s activities, either directly or indirectly, including officers (executive or not) of such entity. For the purposes of this Policy, every member of the Board of Directors and of the Executive Board of Officers is considered a key-member of the Company’s management;

(e)        if he/she is close to the family to any person mentioned in items (a) or (d), meaning he/she is a family member who is expected to have influence on or to be influenced by such person in his/her businesses with the entity, including (i) his/her spouse or companion and offspring; (ii) offspring of his/her spouse or companion; and (iii) his/her dependents or those of his/her spouse.

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(f)        if it is an entity controlled, jointly controlled or significantly influenced by, or where the significant voting power in such entity resides, either directly or indirectly, in any person mentioned in items (d) or (e); or

(g)        if it is a post-employment benefit plan for employees of the entity, or the entity’s related party.

3.         Definition of situations involving conflicts of interest. A conflict of interest arises when a person is involved in a decision-making process where he/she has the power to influence the final result, assuring an undue advantage to him/her, a family member or third party, or which may interfere on his/her capacity of impartial judgment.

4.         Rules for the execution of related-party transactions.

4.1.      The Bank may contract related parties, following the same contracting rules and criteria applied when selecting service providers and provided that, according to this Policy, the transactions are contracted at arms’ length, i.e., at a price, terms and conditions prevailing in the market at the time of their approval, always in compliance with legal and ethical rules, including the limitations determined by the banking legislation and regulations.

4.2.      All transactions of the same nature with related parties involving a disbursement by the Bank of an amount equal to or exceeding one percent (1%) of the Bank’s net worth as posted in the last balance sheet approved by the shareholder’s Ordinary General Meeting, individually or cumulatively in a consecutive 12-month period, will comply with the following requirements and procedures for their formalization:

(i)         the transaction must be previously approved by the Board of Directors, with favorable vote of the absolute majority of its members, excluding directors eventually involved in the transaction, and with observance of item 5.1 below; and

(ii)        if the absolute majority of the Board of Directors members is prevented from voting a particular related-party transaction, this related-party transaction may be executed solely upon approval of the majority of the Board of Directors members not involved in the transaction at issue.

4.3.      Should the Bank execute a transaction with (a) a Board of Directors member or an Officer appointed pursuant to the By-laws; or (b) a company of which the persons mentioned in item (a) are partners or shareholders with equity interest exceeding 20%, the following rules should apply:

(i)         if this is not an ordinary transaction or a case of rendering services, the transaction should be supported by an evaluation report issued by a first-tier company not involved in the transaction, evidencing that such transaction will be carried out at arms’ length; and

(ii)        the transaction must be carried out by the usually competent channels in the Bank’s structure.

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4.4.      Notwithstanding the provisions of items 4.2 and 4.3 above, the Board of Directors of the Bank, according to the policies established by such body, may grant a previous authorization for the execution of certain ordinary related-party transactions without the observance of the procedures set out above, observing the provisions of applicable law.

4.5.      Related-party agreements will be subject to systematic audit by internal and external auditors of the Bank and their opinions will be submitted to the Audit Committee.

4.6.      The Audit Committee, within the scope of its duties, shall examine in advance the agreements between related parties that will be submitted to the Board of Directors as provided for in items 4.2 and 4.4 of this Policy, and shall issue a recommendation about the intended transaction.

4.7.      Contracts between related parties should always be in writing, detailing the main characteristics (rights, responsibilities, quality, prices, costs, deadlines, etc.).

4.8.      Service rendering agreements between the Bank and its controlling company or related parties should be in line with the interests of all shareholders of the Bank. In particular, such agreements should not be based on income/revenue, since a portion of the compensation of the controlling company or of the related party will not depend on the Bank’s operating performance.

5.         Procedures to be observed by administrators involved in related-party transactions or other potential conflicts of interest

5.1.      The Bank’s administrators, having identified a matter of such nature, should immediately express their conflict of interests. Moreover, they must refrain from discussing and voting the matter.

5.2.      If requested by the Chairman or the Chief Executive Officer, depending on the case, the administrators with interest in the transaction at issue will participate only in part of the discussion, so as to explain their involvement in the transaction and provide further information on the transaction and the parties involved. In this case, they should be absent from the final part of the discussion, including the process of voting the matter.

5.3.      If Board of Directors’ member or an Officer appointed pursuant to the By-laws, may obtain a potential private gain arising out of some decision and does not express his/her conflict of interests, any other member of the body to which he/she belongs and who is aware of the situation must do so.

5.4.      In this case, the administrator’s voluntary silence is deemed to be a violation of the Bank’s policy towards conflict of interests, and the case will be taken to the Board of Directors for the evaluation of a possible corrective action.

5.5.      The conflict of interests and the subsequent abstention in the voting process must be mentioned in the minutes of the meeting.

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5.6.      At the time of their taking office, the Bank’s administrators must sign a document stating that they have received, read and commit to abide by the Policy for Related-Party Transactions.

6.         Alignment of the Policy with the Brazilian Corporate Law (“Lei das Sociedades Anônimas”). This Policy is aligned with the requirements of Law No. 6404, of 1976, particularly in regards to the Loyalty Duty of administrators towards the Bank. According to article 155, the administrator must serve the company with loyalty, requiring that the company’s interests prevail over the personal interests of the decision-makers. Furthermore, article 156 states that, upon a conflict of interests, it is incumbent upon the administrator to inform the others, as well as to the Board of Directors, about the conflict situation. In this situation the administrator is prevented from intefering in the transaction and must include the nature and extent of his/her interest in the minutes of the Board of Directors meeting.

7.         Transparence and periodic review of the Policy. The Bank will disclose detailed information on transactions between the Bank and related parties, in line with the requirements of Level 2 of BM&FBovespa corporate governance and pertinent legislation.

7.1.      The Board of Directors will review this Policy from time to time as to assure the ongoing evolution of the practices.

* * * *

Policy for Related-Party Transactions approved in the Board of Directors meeting held on September 22, 2010.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary of the Board

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: September 22, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Vice-President Executive Officer